United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F X Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes       No X
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes       No X
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release
CVRD announces proposed offer to acquire Canico
Rio de Janeiro, September 15, 2005 — Companhia Vale do Rio Doce (CVRD) announces that it intends to make an offer to acquire all of the outstanding common shares of Canico Resource Corp. (TSX: CNI.TO) (Canico) at a price of CAD$17.50 in cash per Canico common share.
About Canico
Canico is a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite project located in the state of Pará, Brazil.
The feasibility study of the Onça Puma nickel laterite project was concluded and its highlights were publicly disclosed by Canico in a press release on August 4, 2005.
About the offer
The offer will represent a premium of approximately 29.0% over the volume weighted-average trading price of Canico’s common shares on the Toronto Stock Exchange (TSX) for the 30 trading days immediately preceding the date of this announcement of CAD$13.56. Funding for the offer is available from cash reserves and existing lines of credit.
Full details of the offer will be included in the formal take-over bid and circular documents to be mailed to Canico shareholders. CVRD has formally requested a list of Canico’s shareholders and expects to mail the take-over bid and circular documents to Canico shareholders as soon as possible following the receipt of the shareholder list.
Completion of the offer will be subject to sufficient number of shares being tendered to the offer such that CVRD would own at least 50% plus one of Canico’s common shares, on a fully-diluted basis. The offer will be conditional upon the receipt of all necessary regulatory approvals, the absence of litigation, no material adverse change at Canico and certain other conditions.
Under the terms of the offer, CVRD intends to make its offer a “permitted bid” under Canico’s shareholder rights plan. Accordingly, the offer will be open for acceptance for at least 60 days following the mailing and no Canico common shares will be taken up and paid for pursuant to the offer unless, at such date, more than 50 per cent of the then outstanding Canico common shares held by independent shareholders have been deposited pursuant to the bid and not withdrawn. Should this condition be met, CVRD will make a public announcement of that fact on the date the offer would otherwise expire and the offer will be extended for a period of not less than 10 business days.
Canico has consented to CVRD proceeding with the offer as required under the terms of a confidentiality agreement previously entered into between the parties.
About CVRD
CVRD, a Brazilian company, headquartered in the city of Rio de Janeiro, Brazil, is the largest metals and mining company in the Americas and one of the largest in the global metals & mining industry, with a market capitalization of approximately US$ 40 billion.
It is the largest global producer and exporter of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil, owning and operating several railroads and ports.

CVRD shares are traded on the New York Stock Exchange — NYSE (RIO and RIOPR), on the São Paulo Stock Exchange — BOVESPA (Vale3 and Vale5) and on Latibex (XVALP and XVALO).
The offer is aligned with CVRD’s strategy to become a large global player in the nonferrous metals business, creating value to its shareholders. It is already a copper producer and is starting the development of its first nickel project, Vermelho, located in the southern range of Carajás. Given the location of Onça Puma, near to CVRD mining operations and its efficient infrastructure, where its Carajás railroad is a very important asset, there are significant synergies to be explored with this potential acquisition.
CVRD has retained UBS Securities Canada Inc. as its financial advisor and Stikeman Elliott LLP as its legal counsel for the purposes of this transaction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations